Mail Stop 3561

December 17, 2007

<u>Via Facimilie and U.S. Mail</u>

Zhen Chen
President
Avatar Ventures Corp.
Postal Code 130021, Box 2225
Ming De Road Post Office
Chao Yang District, Chang Chun
Ji Lin, China

Re: Avatar Ventures Corp.
Registration Statement on Form SB-2
Filed December 3, 2007
File No. 333-147031

Dear Ms. Chen,

  We have reviewed your responses to the comments in our letter dated November 23, 2007 and have the following additional comments.

<u>General</u>

1. Please file a correspondence signed by your president Zhen Chen responding to the comments we issued in our letter dated November 23, 2007. The correspondence you filed appears to be responding to comments of another filing.   Further, in the correspondence, please consider providing more detailed information as to how the company responded to such comment and the whereabouts of such information in the prospectus. This would provide invaluable assistance to the staff and expedite the review process.

2. Additionally, please ensure that you file a redline version of your amendment on EDGAR clearly marking the revisions made.

3. Please provide a valid and working telephone number on the cover of the prospectus.

Prospectus Cover Page and Plan of Distribution, page 8

4. We reissue our prior comment 1. Please revise the disclosure to indicate that the sales price to the public for this offering will be fixed at $0.01 per share throughout the offering, even after your shares become traded on the OTCBB. Refer to Rule 415(a)(4) of Regulation C, which specifies that equity securities offered by or on behalf of the registrant cannot be sold "at the market" price unless the offering satisfies the requirements set forth in the rule. This offering does not appear to satisfy the requirements.

Principal and Selling Shareholders, page 19

5. Please revise and clarify here that you do not have any selling shareholders or advise.

Legality Opinion

6. Please delete the statements that this opinion "is delivered solely to the Securities and Exchange Commission" and "may not be relied upon as to any related or collateral matter." The opinion is a publicly filed document and you cannot restrict its use.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact H. Yuna Peng at (202) 551-3391 or me at (202) 551-3412 with any questions.

Regards,

Amanda McManus
Branch Chief